Exhibit 99.1

Stratasys Releases Third Quarter 2024 Financial Results
Raises 2024 Margins and Profitability Outlook
•Revenue of $140.0 million, compared to $162.1 million in third quarter 2023
•Eighth consecutive quarter of year-over-year growth in recurring consumables revenue reflects continued strong printer utilization
•Improved GAAP gross margin by 430bps to 44.8% and non-GAAP gross margin by 130bps to 49.6% compared to third quarter 2023
•GAAP net loss of $26.6 million, or $0.37 per diluted share; non-GAAP net income resumes achieving profitability with $0.4 million, or $0.01 per diluted share
•$4.5 million of cash used in operations; year-to-date operating cash flow remains positive
•Adjusted EBITDA of $5.1 million
•Restructuring cost savings being delivered ahead of plan
•Raises outlook for full-year 2024 margins and profitability metrics.

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - November 13, 2024 - Stratasys Ltd (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced financial results for the third quarter of 2024.
Third Quarter 2024 Financial Results Compared to Third Quarter 2023:
•Revenue of $140.0 million, compared to $162.1 million, reflects ongoing impacts from current macroeconomic environment on customer capital equipment spending.
•GAAP gross margin of 44.8%, compared to 40.5% and non-GAAP gross margin of 49.6%, compared to 48.3%.
•GAAP operating loss of $25.5 million, compared to an operating loss of $42.8 million.
•Non-GAAP operating loss of $0.1 million, compared to non-GAAP operating income of $4.1 million.
•GAAP net loss of $26.6 million, or $0.37 per diluted share, compared to a net loss of $47.3 million, or $0.68 per diluted share.
•Non-GAAP net income of $0.4 million, or $0.01 per diluted share, compared to non-GAAP net income of $2.4 million, or $0.04 per diluted share.
•Adjusted EBITDA of $5.1 million, compared to $9.8 million.

•Cash used in operating activities of $4.5 million, compared to $12.7 million.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer, stated, "Our decisive actions to realign our business with current market realities are starting to yield results. We have successfully begun to transform the company through cost optimization and by focusing on higher-growth opportunities. Our flagship F3300 platform is gaining significant traction in the marketplace, while our expansion into our key target industries of Aerospace, Automotive and Healthcare continues to expand. Most importantly, we returned to non-GAAP profitability in the third quarter, overcoming ongoing revenue pressures, further demonstrating the effective execution of our business plan by our entire team.”
Dr. Zeif continued, “The fundamental strength of our business is evident in our improved margins and continued robust balance sheet. Our recurring revenue from Consumables continues to grow, particularly in FDM technology utilization for manufacturing purposes, partially offsetting hardware sales that remain impacted by macro conditions. This validates both our recurring revenue model and our customers' accelerating shift from prototyping to manufacturing applications. With our restructuring plan ahead of schedule and on track to deliver $40 million in annual cost savings starting in the first quarter of next year, we are well-positioned to deliver increased revenue growth, profitability and cash flow in 2025, to address the pent-up demand once market conditions improve."

2024 Financial Outlook:
Based on current market conditions and assuming that the impacts of global inflationary pressures, relatively high interest rates and supply chain costs do not impede economic activity further, the Company is maintaining its revenue outlook and raising its margins and profitability outlook for 2024 as follows:
•Revenue of $570 million to $580 million.
•Non-GAAP gross margins between 49.0% to 49.2%.
•Operating expenses in the range of $276 million to $278 million.
•Non-GAAP operating margins to range between 0.6% to 1.3%.
•GAAP net loss of $105 million to $90 million, or ($1.48) to ($1.27) per diluted share.
◦Includes one-time extraordinary costs associated with Stratasys’ strategic alternatives process.
•Non-GAAP net income of $2.1 to $5.0 million, or $0.03 to $0.07.
•Adjusted EBITDA of $25 million to $28 million.
•Capital expenditures of $15 million to $20 million.
Non-GAAP earnings guidance excludes $30 million to $32 million of share-based compensation expense, $25 million to $27 million of projected amortization of intangible assets, and reorganization and other expenses of $39 million to $45 million. Non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Third Quarter 2024 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its third quarter 2024 financial results on Wednesday, November 13, 2024, at 8:30 a.m. (ET).
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=xEC56y1o
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X.com (formerly Twitter), LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2024 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by inflation, relatively high interest rates, unfavorable currency exchange rates and other growth-inhibiting conditions; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 11, 2024 (the “2023 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2023 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended September 30, 2024, which will be furnished to the SEC on or about November 13, 2024, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions, divestments and strategic process-related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity-method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a view of our performance that is comparable to those of other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

STRATASYS LTD.

Consolidated Balance Sheets
(in thousands, except share data)
	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$63,956	$82,585
Short-term bank deposits	80,000	80,000
Accounts receivable, net of allowance for credit losses of $2,599 and $1,449 as of September 30, 2024 and December 31, 2023, respectively	153,653	172,009
Inventories	195,188	192,976
Prepaid expenses	8,522	7,929
Other current assets	18,025	24,596

Total current assets	519,344	560,095
Non-current assets
Property, plant and equipment, net	183,969	197,552
Goodwill	100,086	100,051
Other intangible assets, net	111,883	127,781
Operating lease right-of-use assets	32,591	18,895
Long-term investments	120,070	115,083
Other non-current assets	14,734	14,448

Total non-current assets	563,333	573,810

Total assets	$1,082,677	$1,133,905

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$48,157	$46,785
Accrued expenses and other current liabilities	35,328	36,656
Accrued compensation and related benefits	29,428	33,877
Deferred revenues - short-term	49,788	52,610
Operating lease liabilities - short-term	6,714	6,498

Total current liabilities	169,415	176,426
Non-current liabilities
Deferred revenues - long-term	19,109	23,655
Deferred income taxes - long-term	574	723
Operating lease liabilities - long-term	25,420	12,162
Contingent consideration - long-term	12,410	11,900
Other non-current liabilities	23,971	24,200

Total non-current liabilities	81,484	72,640

Total liabilities	$250,899	$249,066

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 71,385 shares and 69,656 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	$200	$195
Additional paid-in capital	3,117,626	3,091,649
Accumulated other comprehensive loss	(7,782)	(7,079)
Accumulated deficit	(2,278,266)	(2,199,926)
Total equity	831,778	884,839

Total liabilities and equity	$1,082,677	$1,133,905

STRATASYS LTD.

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	unaudited	unaudited	unaudited	unaudited

Revenues
Products	$94,092	$113,270	$286,882	$323,353
Services	45,916	48,863	135,217	147,908
	140,008	162,133	422,099	471,261
Cost of revenues
Products	47,707	59,546	144,220	168,235
Services	29,571	36,938	90,752	105,760
	77,278	96,484	234,972	273,995

Gross profit	62,730	65,649	187,127	197,266

Operating expenses
Research and development, net	24,700	23,567	74,357	69,347
Selling, general and administrative	63,495	84,880	188,731	221,173
	88,195	108,447	263,088	290,520

Operating loss	(25,465)	(42,798)	(75,961)	(93,254)

Financial income, net	1,009	687	1,500	2,147

Loss before income taxes	(24,456)	(42,111)	(74,461)	(91,107)

Income tax expenses	842	645	2,320	5,145

Share in losses of associated companies	1,316	4,523	1,559	11,866

Net loss	$(26,614)	$(47,279)	$(78,340)	$(108,118)

Net loss per share - basic and diluted
Basic	$(0.37)	$(0.68)	$(1.11)	$(1.58)
Diluted	$(0.37)	$(0.68)	$(1.11)	$(1.58)

Weighted average ordinary shares outstanding
Basic	71,271	69,093	70,670	68,432
Diluted	71,271	69,093	70,670	68,432

STRATASYS LTD.

		Three Months Ended September 30,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$62,730	$6,768	$69,498	$65,649	$12,617	$78,266
	Operating income (loss) (1,2)	(25,465)	25,351	(114)	(42,798)	46,885	4,087
	Net income (loss) (1,2,3)	(26,614)	26,985	371	(47,279)	49,725	2,446
	Net income (loss) per diluted share to Stratasys Ltd. (4)	$(0.37)	$0.38	$0.01	$(0.68)	$0.72	$0.04

(1)	Acquired intangible assets amortization expense		4,507			5,142
	Non-cash stock-based compensation expense		912			891
	Restructuring and other related costs		1,349			6,584
			6,768			12,617

(2)	Acquired intangible assets amortization expense		1,124			2,599
	Non-cash stock-based compensation expense		5,657			6,588
	Restructuring and other related costs		7,585			2,360
	Revaluation of investments		—			4,300
	Contingent consideration		519			265
	Legal and other expenses		3,698			18,156
			18,583			34,268
			25,351			46,885

(3)	Corresponding tax effect and other expenses		294			153
	Equity method related expenses		981			2,525
	Finance expenses		359			162
			$26,985			$49,725

(4)	Weighted average number of ordinary shares outstanding- Diluted	71,271		71,417	69,093		69,815

STRATASYS LTD.

		Nine months ended September 30,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$187,127	$20,082	$207,209	$197,266	$29,199	$226,465
	Operating income (loss) (1,2)	(75,961)	71,450	(4,511)	(93,254)	103,866	10,612
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(78,340)	74,058	(4,282)	(108,118)	114,179	6,061
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(1.11)	$1.05	$(0.06)	$(1.58)	$1.67	$0.09

(1)	Acquired intangible assets amortization expense		14,080			14,157
	Non-cash stock-based compensation expense		2,874			2,822
	Restructuring and other related costs		3,128			12,220
			20,082			29,199

(2)	Acquired intangible assets amortization expense		4,694			7,479
	Non-cash stock-based compensation expense		19,689			20,920
	Restructuring and other related costs		12,144			6,626
	Revaluation of investments		1,900			4,880
	Contingent consideration		1,553			877
	Legal and other expenses		11,388			33,885
			51,368			74,667
			71,450			103,866

(3)	Corresponding tax effect and other expenses		732			3,404
	Equity method related expenses		352			1,827
	Finance expenses		1,524			5,081
			$74,058			$114,179

(4)	Weighted average number of ordinary shares outstanding- Diluted	70,670		70,670	68,432		69,046

STRATASYS LTD.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance
Fiscal Year 2024
(in millions, except per share data)

GAAP net loss	($105) to ($90)

Adjustments
Stock-based compensation expense	$30 to $32
Intangible assets amortization expense	$25 to $27
Reorganization and other	$39 to $45
Tax expense (benefit) related to Non-GAAP adjustments	$2 to $3

Non-GAAP net income	$2.1 to $5.0

GAAP loss per share	($1.48) to ($1.27)

Non-GAAP diluted earnings per share	$0.03 to $0.07